UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly held company with authorized capital

CNPJ No. 06.057.223/0001-71

NIRE 3330027290-9

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 25, 2025

1.               DATE, TIME AND PLACE: On March 25, 2025, at 16:00 PM, held at the headquarters of Sendas Distribuidora S.A. (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, No. 6,000, Lot 2, Pal 48959, Annex A, Jacarepaguá, Zip Code 22775-005.

2.               CALL AND ATTENDANCE: Call notice in accordance with the bylaws and attendance of all members of the Board of Directors.

3.               BOARD: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.               AGENDA: Analysis and resolution of (i) the proposal for the allocation of the results for the fiscal year ended on December 31, 2024; (ii) the proposal to set the number of members of the Board of Directors for the next term; (iii) the proposal of slate for the election of the members of the Board of Directors, including the seats of Chairman and Vice-Chairman of the Board of Directors; (iv) the proposal to set the global annual limit of Company’s Management Compensation for the fiscal year ending on December 31, 2025; (v) the proposal to amend and restate the Company's Bylaws; (vi) the terms and conditions of the management proposal to be submitted for the Annual and Extraordinary General Meeting to be held on April 25, 2025 (“Management Proposal” and “2025 AEGM”, respectively); and (vii) the call notice for the 2025 AEGM, to resolve on items (i) to (vi) approved herein.

5.               RESOLUTIONS: The members of the Board of Directors analyzed the items on the agenda based on the favorable recommendation from the People, Culture, and Remuneration Committee, the Financial Investment Committee and the Corporate Governance, Sustainability and Nomination Committee and resolved as follows:

(i)             Analysis and resolution of the Proposal for the allocation of the results for the fiscal year ended on December 31, 2024: the members of the Board of Directors, unanimously and without any reservations, recommended for approval at the 2025 AEGM, the proposal for the allocation of the results for the fiscal year ended on December 31, 2024, according to the Company’s Financial Statements for the fiscal year ended on December 31, 2024 and the Management Proposal, made available in the corporate governance website.

(ii)           Analysis and resolution of the proposal to set the number of members of the Board of Directors for the next term: the members of the Board of Directors, unanimously and without any reservations, resolved on the approval of the proposal for setting the number of members of the Board of Directors for the next term in seven (7) members, as established in the Management Proposal.

(iii)         Analysis and resolution regarding the proposal of election ticket for the members of the Board of Directors, including the seats of the Chairman and Vice-Chairman of the Board of Directors: the members of the Board of Directors, unanimously and without any reservations, resolved on the approval of the following slate for the election of members of the Board of Directors: Belmiro de Figueiredo Gomes (effective member), Enéas Cesar Pestana Neto (independent effective member); José Roberto Meister Müssnich (Vice-Chairman of the Board of Directors), Julio Cesar de Queiroz Campos (independent effective member), Leila Abraham Loria (independent effective member), Miguel Maia Mickelberg (independent effective member) and Oscar de Paula Bernardes Neto (Chairman of the Board of Directors).

(iv)          Analysis and resolution of the global annual limit of Company’s Management Compensation for the fiscal year ending on December 31, 2025: the members of the Board of Directors, unanimously and without any reservations, resolved on the approval of the proposal to set the global annual limit of management compensation for the fiscal year of 2025, pursuant to the Management Proposal.

(v)            Analysis and resolution of the proposal to amend and restate the Company's Bylaws: the members of the Board of Directors, unanimously and without any reservations, resolved on the approval of the proposal to amend and restate the Company’s Bylaws, as established in the Management Proposal.

(vi)          Analysis and resolution of Management Proposal’s terms and conditions: the members of the Board of Directors, unanimously and without any reservations, resolved on the approval of the Management Proposal, to be deliberated by the Company’s shareholders at the 2025 AEGM in its entirety, including in relation to the expressed Reference Form. It is stated that, pursuant to the relevant legislation and regulations, the information and documents related to the matters to be deliberated at the 2025 AEGM will be timely disclosed to the shareholders.

(vii)        Analysis and resolution of the call notice for the 2025 AEGM: the members of the Board of Directors, unanimously and without any reservations, resolved on the approval of the call notice for the 2025 AEGM, to resolve on items (i) to (vi) approved herein.

6.       APPROVAL AND SIGNATURE OF THE MINUTES: With no further matters to discuss, these minutes were drawn up, read, approved, and signed by those present. Rio de Janeiro, March 25, 2025. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Present members of the Board of Directors: Mrs. Oscar de Paula Bernardes Neto, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Júlio César de Queiroz Campos, José Roberto Meister Müssnich, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira.

Rio de Janeiro, March 25, 2025.

_______________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.